Exhibit 12

AIR PRODUCTS AND CHEMICALS, INC., AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Year Ended 30 September					Nine Months Ended 30 June
	1999	2000	2001	2002	2003	2004
Earnings:
Income from continuing operations	$450.5	$124.2	$465.6	$525.4	$400.2	$436.0
Add (deduct):
Provision for income taxes	209.5	(7.5)	196.2	247.5	154.0	174.5
Fixed charges, excluding capitalized interest	194.4	232.6	226.5	150.3	150.6	112.9
Capitalized interest amortized during the period	6.1	6.6	7.1	7.2	6.5	6.6
Undistributed earnings of less-than-fifty-percent-owned affiliates	(44.5)	(32.1)	(34.3)	(42.8)	(2.6)	(17.5)

Earnings, as adjusted	$816.0	$323.8	$861.1	$887.6	$708.7	$712.5

Fixed Charges:
Interest on indebtedness, including capital lease obligations	$175.4	$210.3	$201.6	$126.4	$126.9	$95.3
Capitalized interest	24.7	19.7	8.8	11.7	6.2	6.3
Amortization of debt discount premium and expense	1.3	3.1	5.6	2.2	2.1	1.1
Portion of rents under operating leases representative of the interest factor	17.7	19.3	19.3	21.7	21.6	16.5

Fixed charges	$219.1	$252.4	$235.3	$162.0	$156.8	$119.2

Ratio of Earnings to Fixed Charges:	3.7	1.3	3.7	5.5	4.5	6.0